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Exhibit 12.1

HUNTSMAN LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
Fixed charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$555.2	$396.9	$198.4	$242.8	$222.0
Interest portion of rent expense	16.6	12.8	12.2	16.7	17.6
Preference security dividend requirements of consolidated subsidiaries	—	—	13.6	19.8	20.0

Total fixed charges	$571.8	$409.7	$224.2	$279.3	$259.6

Earnings:
Pretax income (loss) from continuing operations before minority interest and equity income (loss)	$(296.5)	$(238.9)	$(116.5)	$(954.0)	$(271.0)
Fixed charges	571.8	409.7	224.2	279.3	259.6
Amortization of capitalized interest	2.8	2.7	2.7	2.7	2.7
Distributed income of equity investees	—	—	—	—	8.0
Less:
Interest capitalized	(6.7)	(5.1)	(3.3)	(3.7)	(4.0)
Preference security dividend requirements of consolidated subsidiaries	—	—	(13.6)	(19.8)	(20.0)
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total earnings plus fixed charges	$271.4	$168.4	$93.5	$(695.5)	$(24.7)

Ratio of earnings to fixed charges	—	—	—	—	—
Deficiency of earnings to fixed charges	$300.4	$241.3	$130.7	$974.8	$284.3

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  Exhibit 12.1
HUNTSMAN LLC AND SUBSIDIARIES CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)